MANAGEMENT DISCUSSION & ANALYSIS

2017

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2017

i

March 8, 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2017 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2017, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 8, 2018.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2018 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2017

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Clinical Trial Program

We are directing a three-part clinical development program with the objective of developing pelareorep as a human cancer therapeutic. Our clinical development plan has two main objectives. The primary objective is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling metastatic breast cancer survival data presented at the 2017 American Association for Cancer Research (AACR) Annual Meeting, in Washington, D.C. The second objective is to expand pelareorep into commercially valuable new treatment areas that include immuno-therapy along with immuno-modulatory (IMiD) and other targeted agents in collaboration with pharmaceutical partners. Our clinical development program focuses on the three components of pelareorep's mechanism of action (MOA) and includes the following:

Program 1 - Chemo combinations
To date, our primary focus has been on the investigation of chemotherapy combination clinical trials investigating the use of different chemotherapy agents in various cancer indications.

Program 2 - Combination with IMiDs/targeted therapy
Our second program focuses on the potential of pelareorep to stimulate a patient's innate immunity and the potential for an infection to cause a cascade of chemokines/cytokines activating natural killer (NK) cells to attack cancer cells.

Program 3 - Immunotherapy combinations
Our third program focuses on the potential for pelareorep to cause a specific adaptive immune response triggered by tumor- and viral-associated antigens displayed by antigen-presenting cells (APCs), infected tumor cells and/or dendritic cells to T cells.

2017 Developments:

Program 1 - Chemo combinations

Metastatic Breast Cancer

Statistically significant phase 2 overall survival (OS) data
At the AACR annual meeting in April 2017, clinical data from an open-label, randomized, phase 2 study assessing the therapeutic combination of intravenously-administered REOLYSIN given in combination with the chemotherapy agent paclitaxel versus paclitaxel alone, in patients with advanced or metastatic breast cancer (IND 213) was presented. This clinical study was conducted by the Canadian Cancer Trials Group and the combined treatment demonstrated a statistically significant increase in median overall survival in the intention-to-treat patient population from 10.4 months on the control arm to 17.4 months on the test arm (n=74, hazard ratio 0.65, 80% CI 0.47 - 0.91, p-0.1).

Fast track designation
In May 2017, we announced that the United States Food and Drug Administration (FDA) granted Fast Track Designation (FTD) for REOLYSIN for the treatment of metastatic breast cancer. Receiving the FTD represented an important step for our clinical development plan as the FDA's Fast Track process is designed to facilitate the development, and expedite the review of drugs that treat serious conditions and fill an unmet medical need. The FTD supports more frequent dialogue with the FDA on our drug development plan, data requirements and clinical trial design. It also, in certain situations, enables the FDA to take action on a new drug or biologics license application more rapidly than under the standard review process.

Productive End-of-Phase 2 meeting
In September 2017, we announced a productive End-of-Phase 2 meeting with the FDA for REOLYSIN in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer (mBC) patients. The purpose of the meeting was to discuss the preclinical and clinical programs, including the design of the phase 3 registration study to support a future Biologics License Application (BLA) submission in the U.S. The FDA's feedback and the End-of-Phase 2 meeting outcome support our proposed target patient population of HR positive/HER2 negative metastatic breast cancer patients for our registration study. Importantly, the FDA provided guidance that if the study achieves its primary endpoint, then it will be the only study required for BLA approval which would allow us to commercialize and sell REOLYSIN.

Updated overall survival data
In addition, at the European Society for Medical Oncology (ESMO) 2017 Congress, we announced updated overall survival data from IND 213. The updated survival data demonstrated that median overall survival more than doubled from 10.8 months on the control arm (paclitaxel alone) to 21.8 months in Hormone Receptor Positive (ER+PR+) / HER2 receptor negative patients (n="47"). The hazard ratio was 0.36 and p-value was 0.003.

Favorable Final Advice Letter
In December 2017, we received a favorable Final Advice Letter from the European Medicines Agency (EMA). The Letter refers to the proposed use of pelareorep in combination with paclitaxel, for the treatment of hormone receptor positive, HER2 receptor negative (HR+/HER2-) metastatic breast cancer patients in a pivotal phase 3 registration study and suggests that a single 400-450 patient study may be acceptable to form the basis of a Marketing Authorization Application (MAA) in Europe.

Program 2 - Combination with IMiDs/targeted therapy

The initial activity supporting the innate immunity component of REOLYSIN's MOA, is in collaboration with Celgene Corporation (Celgene) and Myeloma UK, a cancer charity. MUK eleven was launched in March of 2017: a first of its kind immuno-therapy trial that aims to modulate the immune system to target myeloma. The Phase 1b trial will study REOLYSIN in combination with Celgene's Imnovid® (pomalidomide) or Revlimid® (lenalidomide) as a rescue treatment in relapsing myeloma patients. The dose escalation trial will look at the safety and tolerability of these combinations, and will investigate whether the addition of REOLYSIN extends disease control in this patient group.

The trial, which commenced enrollment in September 2017, will recruit approximately 44 patients across up to six Myeloma UK Clinical Trial Network centres in the UK. MUK eleven is part of the Myeloma UK Clinical Trial Network, a portfolio of early-stage trials coordinated by the Clinical Trials Research Unit at the University of Leeds, which aims to test and speed up access to promising new treatments for patients. Oncolytics and Celgene UK & Ireland are providing their respective products for MUK eleven: Oncolytics is providing REOLYSIN and Celgene UK & Ireland is providing Imnovid® and Revlimid®.

Program 3 - Immunotherapy combinations

In support of the adaptive immunity component of the MOA, we continued with our first checkpoint inhibitor study an open label design to assess the safety and dose-limiting toxicity of REOLYSIN in combination with pembrolizumab (KEYTRUDA®) and chemotherapy in patients with histologically confirmed, advanced or metastatic adenocarcinoma of the pancreas (MAP) who have failed, or did not tolerate, first-line treatment (REO 024).

In June 2017, at the American Society of Clinical Oncology (ASCO) Annual Meeting, we presented safety data from REO 024 expanding our library of clinical data and established REOLYSIN as safe in combination with KEYTRUDA®. The study enrolled 11 patients who were given REOLYSIN plus pembrolizumab, along with one of gemcitabine, 5-fluouracil or irinotecan. Grade 1 and 2 treatment emergent adverse events (TEAE) occurred in all patients and Grade 3 and 4 TEAE occurred in eight patients. Of the five efficacy evaluable patients, one had a partial response (six-month duration) and two had stable disease (lasting 126 and 221 days). Investigators noted that on-treatment biopsies revealed reovirus infection in cancer cells and immune infiltrates and concluded that the combination therapy showed manageable safety profiles and anti-tumour activity in previously treated MAP patients.

Immuno-Oncolytic Virus Safety Database

At the ESMO 2017 Congress, we announced pooled data analysis of the safety and tolerability of intravenous pelareorep in combination with chemotherapy in 500+ cancer patients. The analysis demonstrates a strong safety profile in support of our clinical development plan. Highlights of the pooled safety data study include:

•
Adverse events reported most frequently by REOLYSIN-treated patients were reversible Grade 1 and 2 events, including fever, chills, fatigue and the gastrointestinal-related AEs of nausea, vomiting, diarrhea.

•	REOLYSIN did not modify or increase chemotherapy-induced Grade 3 or 4 treatment-emergent adverse events (TEAEs).

•	Certain serious TEAEs were more common in the REOLYSIN-treated arms, however the incidence of serious AEs due to febrile neutropenia and/or infection was similar in each group.

Manufacturing and Process Development

Throughout 2017, we supplied our clinical development program with previously filled product from our existing supply of REOLYSIN, labeled for the applicable usage. As well, we continued our activities to source and develop commercial production capabilities to fill REOLYSIN into vials, the next step in the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of 2017, we had been issued over 411 patents including 47 US and 21 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Business Development

In November 2017, we entered into a regional licensing agreement (the "Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). Under the terms of the Agreement, Adlai will have exclusive development and commercialization rights to REOLYSIN in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees and milestone payments to support our phase 3 registration study of US$21.2 million and we are eligible to receive up to an additional US$65.4 million upon achievement of clinical, regulatory and commercialization milestones. We are also eligible to receive double digit royalty payments associated with the commercialization of REOLYSIN for all indications, subject to regulatory approval.

Financing Activity

"At-the-Market" equity distribution agreement
On February 25, 2016, we entered into an "at-the-market" equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada (our "Canadian ATM"). Under the terms of our Canadian ATM, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the Canadian ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During the year ending December 31, 2017, we sold 3,301,500 common shares for gross proceeds of $2,348,821. We incurred share issue costs of $245,655.

Public offering
On June 1, 2017, pursuant to an underwritten public offering, we sold 16,445,000 units at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.95 expiring on June 1, 2022. The common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $2.50 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

Options
During the year ending December 31, 2017, we received cash proceeds of $343,440 with respect to the exercise of 801,000 options by former employees.

Financial Impact

We estimated that our cash requirements for 2017 to fund our operations for the year would be between $14 and $16 million. Our cash usage for the year was $14,891,318 for operating activities and $105,765 for the acquisition of property and equipment. Our net loss for the year was $15,616,851.

Cash Resources

We exited 2017 with cash and cash equivalents totaling $11,836,119 (see “Liquidity and Capital Resources”).

Expected REOLYSIN Development For 2018

Our planned 2018 development activity for REOLYSIN focuses on our three-part clinical development program, manufacturing program and intellectual property program. Our primary objective in 2018 is to finalize the development of our registration strategy in an effort to commence a phase 3 clinical study in mBC. Our focus will be on the adaptive study design that will include approximately four hundred patients with a pre-determined interim analysis. Our proposed target population for the phase 3 study of pelareorep is patients with HR+/HER2- mBC, which represents approximately 73 percent of metastatic breast cancer cases that have limited treatment options that offer survival benefit. Our planned activity also includes expanding our research collaborations with large pharma in an effort support further development around the innate and adaptive immunity components of REOLYSIN's MOA. We expect these potential collaborations to include combinations with immunotherapies and IMiDs.

Our 2018 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2018. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2018 will be approximately $16 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Our Accounting Policies

In preparing our financial statements we use IFRS as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, revenue recognition and the calculation of stock based compensation (see Note 4 " Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our clinical trial activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.
We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
The upfront license fee is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.
Revenue from sales-based royalties and the achievement of annual sales volumes will be recognized when the subsequent sale occurs, as the license of the intellectual property is the predominant item to which the royalty relates. We consider payments associated with the achievement of annual sales volumes to be, in substance, royalty payments and we will recognize such sales-based payments upon achievement of such sales volumes, provided that collection is reasonably assured.
Contract receivable - Contract receivable includes amounts billed and currently due from customers. When appropriate, we provide for an allowance for doubtful accounts by reserving for specifically identified doubtful accounts. We perform a review of our customer’s credit risk and payment histories, including payments made subsequent to year-end.
Contract liability - Our contract liability includes upfront license fees and billings in excess of revenue recognized. Contract liabilities are recognized as revenue as or when we perform under the contract. We classify our contract liability as current or noncurrent based on the timing of when we expect to recognize revenue.
Adoption of New Accounting Standards

IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognised, and also contains new requirements related to presentation. The core principle in that framework is that revenue should be recognised dependent on the transfer of promised goods or services to the customer for an amount that reflects the consideration which should be received in exchange for those goods or services. The objective of the standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations, and recognising revenue when or as performance obligations are satisfied. Judgment will need to be applied, including making estimates and assumptions, for multiple-element contracts in identifying performance obligations, in constraining estimates of variable consideration and in allocating the transaction price to each performance obligation. This new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. We early adopted this standard effective for our year ended December 31, 2017 using the full retrospective method. There were no adjustments to our consolidated financial statements resulting from this early adoption.
Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 9 - Financial Instruments
In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets (i.e. recognition of credit losses).

Under the classification and measurement requirements for financial assets, financial assets must be classified and measured at either amortized cost or at fair value through profit or loss or through other comprehensive income, depending on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

The classification requirements for financial liabilities are unchanged from IAS 39. IFRS 9 requirements address the problem of volatility in net earnings arising from an issuer choosing to measure certain liabilities at fair value and require that the portion of the change in fair value due to changes in the entity’s own credit risk be presented in other comprehensive income, rather than within net earnings.

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. We are assessing the impact of adopting this standard on our consolidated financial statements.

IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), which replaces IAS 17 - Leases (“IAS 17”) and related interpretations. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12-months or less or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained. IFRS 16 will be applied retrospectively for annual periods beginning on or after January 1, 2019. Early adoption is permitted under certain circumstances. We are assessing the potential impact of adopting this standard on our consolidated financial statements.

Significant Estimates

Revenue recognition
We entered into an Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2017, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year:

2017
Risk-free interest rate	1.18%
Expected hold period to exercise	3.0 years
Volatility in the price of the Company's shares	90.73%
Rate of forfeiture	3.67%
Dividend yield	Nil
Weighted average fair value of options	$0.28

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price, the volatility of our common shares and the progress in our clinical program. Our conclusions resulted in an expected hold period for the stock options issued in 2017 to be 3.0 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $578,703. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Selected Annual Information

	2017 $	2016 $	2015 $
Revenue	—	—	—
Consolidated net loss(1)	(15,616,851)	(15,139,979)	(13,722,995)
Basic and diluted loss per share(1), (2)	(0.12)	(0.13)	(0.12)
Total assets (2)	18,150,449	14,758,284	27,383,798
Cash dividends declared per share(3)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2017, 2016, and 2015 are share based payment expenses of $578,703, $406,078 and $429,537, respectively.
(2) We issued 20,547,500 common shares for net cash proceeds of $12.8 million in 2017 (2016 - 3,106,600 common shares for net cash proceeds of $1.0 million; 2015 - 24,639,128 common shares for net cash proceeds of $23.7 million).

(3) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $15,616,851 compared to $15,139,979 and $13,722,995 for the years ending December 31, 2016 and December 31, 2015, respectively.

Research and Development Expenses (“R&D”)

	2017 $	2016 $	2015 $
Clinical trial expenses	2,475,918	1,806,335	1,553,037
Manufacturing and related process development expenses	1,726,432	1,725,835	2,306,024
Intellectual property expenditures	847,650	1,096,097	1,032,227
Research collaboration expenses	252,482	369,469	698,909
Other R&D expenses	3,926,197	4,367,595	3,868,753
Scientific research and development refund	(941)	(1,203)	(62,144)
Foreign exchange loss (gain)	(65,256)	171,960	(1,051,958)
Share based payments	230,141	233,919	257,016
Research and development expenses	9,392,623	9,770,007	8,601,864

Clinical Trial Program

Clinical trial expenses include those costs associated with our clinical trial program which primarily included our randomized phase 2 studies investigating chemotherapy combinations (Program 1) and immunotherapy combinations (Program 3). Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2017 $	2016 $	2015 $
Clinical trial expenses	2,475,918	1,806,335	1,553,037

During 2017, our clinical trial expenses were $2,475,918 compared to $1,806,335 and $1,553,037 for the years ended December 31, 2016 and December 31, 2015, respectively. In 2017, our clinical trial program focused mainly on the preparation and development of our breast cancer registration study. These activities included costs to complete our supporting regulatory documents, regulatory filing fees, planning for and attending scientific advisory meetings with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMA), and key opinion leader activities. In addition, with the signing of our Regional Licensing Agreement that included upfront licensing fees in November 2017, we triggered payments of $640,579 as detailed in our Assumption Agreement (see Notes 10 and 12 of our audited consolidated financial statements). Costs associated with these activities were partially offset as we continued to close out legacy clinical trial sites truing up our cost estimates with the actual costs incurred. In 2017 and 2016, our clinical activities included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN. In 2016, our clinical trial expenses also included costs associated with the completion of enrollment in our randomized Phase 2 studies.

The change in clinical trial expenses in 2016 compared to 2015 was due to completion of enrollment in our Randomized Studies and close out of fully enrolled clinical trials in 2015.

We expect our clinical trial expenses to increase in 2018 compared to 2017. During 2018, we expect to finalize the development of our registration strategy and possibly commence enrollment in a registration study as part of Program 1 of our clinical development plan. As well, we expect to expand Program 2 and Program 3 of our clinical development plan to include both checkpoint inhibitors and immune modulators (IMiDs).

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label, packaging and storage costs and are net of any recoveries that are received from any R&D collaborators. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2017 $	2016 $	2015 $
Product manufacturing expenses	1,054,903	1,162,446	1,618,165
Process development expenses	671,529	563,389	687,859
Manufacturing and related process development expenses	1,726,432	1,725,835	2,306,024

Our M&P expenses for 2017 were $1,726,432 compared to $1,725,835 and $2,306,024 for the years ending December 31, 2016 and December 31, 2015. During 2017 and 2016, our product manufacturing activities mainly related to shipping and storage costs of our bulk and vialed product. In 2016, these costs were partly offset by recoveries from a development collaboration. During 2015, our production manufacturing activities mainly related to supplying our clinical programs with sufficient REOLYSIN, including the fill, labeling and lot release testing of product and the shipping and storage of our bulk and vialed product.

Our process development expenses for 2017 were $671,529 compared to $563,389 and $687,859 for the years ending December 31, 2016 and December 31, 2015, respectively. During 2017, our process development activities focused on stability, process optimization studies, assay development and biodistribution studies. In 2016 and 2015, our process development activities focused on our validation master plan, which included included stability, scale up and process optimization studies. In 2015 these activities also included assay development and validation studies.

We expect our M&P expenses for 2018 to increase compared to 2017. In 2018, we expect to fill, label and store sufficient product as we attempt to commence a registration study. We also expect to continue to perform stability testing and analytical development related to our process validation master plan and stability program.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2017 $	2016 $	2015 $
Intellectual property expenses	847,650	1,096,097	1,032,227

Our intellectual property expenses for 2017 were $847,650 compared to $1,096,097 and $1,032,227 for the years ending December 31, 2016 and December 31, 2015, respectively. The change in intellectual property expenditures reflects the timing of filing costs and expiration and lapsing of patents in certain jurisdictions in 2017. The decline in 2017 is also a result of the maturation of our patent portfolio, which incurs less fees. At the end of 2017, we had been issued over 411 patents including 47 US and 21 Canadian patents, as well as issuances in other jurisdictions.

We expect that our intellectual property expenses will remain consistent in 2018 compared to 2017.

Research Collaborations

Research collaborations are intended to expand our intellectual property related to REOLYSIN and identify potential licensing opportunities arising from our technology base.

	2017 $	2016 $	2015 $
Research collaborations	252,482	369,469	698,909

During 2017, our research collaboration expenses were $252,482 compared to $369,469 and $698,909 for the years ending December 31, 2016 and December 31, 2015, respectively. In 2017 and 2016, our research collaborations included studies investigating the interaction of the immune system and REOLYSIN along with biomarker studies. In 2015, our research collaborations also included the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2018 will increase compared to 2017. We expect to complete our ongoing collaborative program carried over from 2017 and will continue to be selective in the types of new collaborations we enter into in 2018.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding share based payments), travel and other miscellaneous R&D expenses.

	2017 $	2016 $	2015 $
R&D salaries and benefits	3,662,638	4,138,235	3,388,272
Other R&D expenses	263,559	229,360	480,481
Other research and development expenses	3,926,197	4,367,595	3,868,753

In 2017, our Other Research and Development expenses were $3,926,197 compared to $4,367,595 and $3,868,753 for the years ending December 31, 2016 and December 31, 2015, respectively. Our Other Research and Development activities focused on supporting our clinical development program along with other third party trials and clinical trials sponsored by Oncolytics. R&D salaries and benefits in 2017 included severance payments of $779,666 to certain officers of the Company and in 2016 included a retirement allowance of $1,330,828 paid to the previous Chief Executive Officer. Normalizing for these payments, our R&D salaries and benefits increased compared to 2016 primarily due to an increase in bonuses paid to officers and employees in 2017. R&D salaries and benefits was also impacted by the change in officers in 2017 and 2016.

The change in Other R&D expenses in 2017 compared to 2016 was due to an increase in conference attendance and related travel expenses. The change in Other R&D expenses in 2016 compared to 2015 was due to the completion of enrollment in our CCTG trials and the close out of completed Company sponsored studies in 2015.

We expect our Other R&D expenses to increase in 2018 compared to 2017 due to an increase in headcount to support our registration study.

Scientific Research and Development Refund

	2017 $	2016 $	2015 $
Scientific research and development refund	(941)	(1,203)	(62,144)

In 2017, 2016, and 2015, we received Alberta and Quebec scientific research and development refunds totaling $941, $1,203, and $62,144, respectively. During the three year period 2015-2017, our qualified expenditures for scientific research and development refunds in Canada have declined.

Foreign Exchange (Gain) Loss

	2017 $	2016 $	2015 $
Foreign exchange (gain) loss	(65,256)	171,960	(1,051,958)

For the year ending December 31, 2017, our foreign exchange (gain) loss was $(65,256) compared to $171,960 for the year ending December 31, 2016 and $(1,051,958) for the year ending December 31, 2015. The foreign exchange (gain) losses incurred in 2017 and 2016 were primarily a result of the fluctuations in the US dollar, Euro and Pound Sterling exchange rates. In 2015, our foreign exchange gain was primarily a result of the strengthening of the US dollar and that the proceeds from our financing activities were in US dollars.

Share Based Payments

	2017 $	2016 $	2015 $
Share based payments	230,141	233,919	257,016

Non-cash share based payments for the year ending December 31, 2017 were $230,141 compared to $233,919 and $257,016 for the years ending December 31, 2016 and December 31, 2015, respectively. We incurred share based payment expenses associated with the granting of options and restricted share units to employees associated with our research and development activities and the vesting of previously granted share awards.

Operating Expenses

	2017 $	2016 $	2015 $
Public company related expenses	2,970,707	3,172,676	2,932,436
Office expenses	2,802,794	2,017,432	2,030,469
Amortization of property and equipment	90,768	162,233	180,411
Share based payments	348,562	172,159	172,521
Operating expenses	6,212,831	5,524,500	5,315,837

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In 2017, we incurred public company related expenses of $2,970,707 compared to $3,172,676 and $2,932,436 for the years ending December 31, 2016 and December 31, 2015, respectively. The change in these costs in 2017 compared to 2016 was a result of our change in philosophy regarding investor relations (IR) activities, where we eliminated certain IR services and brought elements in-house and rationalized IR related travel activity which was partly offset by an increase in business development activities in 2017. The increase in public company related expenses in 2016 compared to 2015 was due to an increase in investor relations activities.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. In 2017, we incurred office expenses of $2,802,794 compared to $2,017,432 and $2,030,469 for the years ending December 31, 2016 and December 31, 2015, respectively. The change in office expenses in 2017 compared to 2016 was due to an increase in headcount and a change in salary levels during the first half of 2017. In 2016 and 2015, our office expenses remained relatively consistent.

In 2017, our non-cash share based payment expenses were $348,562 compared to $172,159 and $172,521 for the years ending December 31, 2016 and December 31, 2015, respectively. In 2017, 2016 and 2015, we incurred share based payment expenses associated with the granting of options, restricted share units and performance share units to officers, employees and independent board members along with the vesting of previously granted share awards.

We expect our operating expenses in 2018 to increase compared to 2017.

Summary of Quarterly Results

	2017				2016
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	4,746	3,004	4,349	3,518	5,210	3,332	2,581	4,017
Basic and diluted loss per common share(2)	$0.03	$0.02	$0.03	$0.03	$0.04	$0.03	$0.02	$0.03
Total assets(3)	18,150	14,848	17,579	10,623	14,758	18,437	21,368	23,023
Total cash(1), (3)	11,836	14,034	16,676	10,102	14,123	17,702	20,410	22,322
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)
Included in net loss and loss per common share between December 2017 and January 2016 are quarterly share based payment expenses of $140,659, $148,447, $155,708, $133,889, $106,443, $98,369, $119,626 and $81,640, respectively.

(3)	We issued 20,547,500 common shares for net cash proceeds of $12.8 million in 2017 (2016 - 3,106,600 common shares for net cash proceeds of $1.0 million).

(4)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2017 and 2016:

For the three month periods ending December 31,	2017 $	2016 $
Expenses
Research and development	2,479,153	3,411,185
Operating	2,158,381	1,816,183
Loss before the following	(4,637,534)	(5,227,368)
Interest	33,464	27,053
Loss before income taxes	(4,604,070)	(5,200,315)
Income taxes	(141,514)	(9,707)
Net loss	(4,745,584)	(5,210,022)
Other comprehensive gain - translation adjustment	12,004	61,423
Net comprehensive loss	(4,733,580)	(5,148,599)
Basic and diluted loss per common share	(0.03)	(0.04)
Weighted average number of shares (basic and diluted)	141,162,287	121,145,249

Fourth Quarter Review of Operations

For the three month period ended December 31, 2017 our net loss was $4,745,584 compared to $5,210,022 for the three month period ended December 31, 2016.

Research and Development Expenses (“R&D”)

	2017 $	2016 $
Clinical trial expenses	459,884	229,945
Manufacturing and related process development expenses	483,887	450,149
Intellectual property expenses	105,192	269,025
Research collaboration expenses	73,966	177,794
Other R&D expenses	1,198,164	2,300,862
Foreign exchange loss (gain)	110,779	(60,097)
Share based payments	47,281	43,507
Research and development expenses	2,479,153	3,411,185

Clinical Trial Expenses

	2017 $	2016 $
Clinical trial expenses	459,884	229,945

During the fourth quarter of 2017, our clinical trial expenses were $459,884 compared to $229,945 for the fourth quarter of 2016. In the fourth quarter of 2017, our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study, which included costs to complete our supporting regulatory documents, regulatory filing fees and attending an End of Phase 2 meeting with the EMA. Our clinical trial program activities also included patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN. In addition, with the signing of a regional licensing agreement with upfront licensing fees in November 2017, we triggered payments to former shareholders of $640,579 as detailed in the Assumption Agreement (see Notes 10 and 12 of our audited consolidated financial statements). Costs associated with these activities were offset as we continued to close out legacy clinical trial sites truing up our cost estimates with the actual costs incurred. In the fourth quarter of 2016, our clinical trial program activities related primarily to the patient enrollment in our checkpoint inhibitor pancreatic cancer study investigating pembrolizumab (KEYTRUDA®) in combination with REOLYSIN.

Manufacturing & Related Process Development Expenses (“M&P”)

	2017 $	2016 $
Product manufacturing expenses	226,553	353,605
Process development expenses	257,334	96,544
Manufacturing and related process development expenses	483,887	450,149

During the fourth quarter of 2017, our M&P expenses were $483,887 compared to $450,149 for the fourth quarter of 2016. During the fourth quarters of 2017 and 2016, our product manufacturing costs mainly related to shipping and storage costs of our bulk and vialed product.

Our process development activity for the fourth quarter of 2017 related to stability studies and a biodistribution study compared to stability studies for the fourth quarter of 2016.

Intellectual Property Expenses

	2017 $	2016 $
Intellectual property expenses	105,192	269,025

Our intellectual property expenses for the fourth quarter of 2017 were $105,192 compared to $269,025 for the fourth quarter of 2016. The change in intellectual property expenditures reflects the timing of filing costs and expiration and lapsing of patents in certain jurisdictions in 2017. The decline in 2017 is also a result of the maturation of our patent portfolio, which incurs less fees. At the end of the fourth quarter of 2017, we had been issued over 411 patents including 47 US and 21 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2017 $	2016 $
Research collaboration expenses	73,966	177,794

Our research collaboration expenses were $73,966 in the fourth quarter of 2017 compared to $177,794 for the fourth quarter of 2016. During the fourth quarter of 2017, our research collaborations were primarily focused on studies investigating the interaction of the immune system and REOLYSIN. During the fourth quarter of 2016, our research collaborations were primarily focused on biomarker studies.

Other Research and Development Expenses

	2017 $	2016 $
R&D salaries and benefits	1,120,534	2,225,080
Other R&D expenses	77,630	75,782
Other research and development expenses	1,198,164	2,300,862

Our other research and development expenses were $1,198,164 in the fourth quarter of 2017 compared to $2,300,862 in the fourth quarter of 2016. In the fourth quarter of 2016, our salaries and benefits costs included a retirement allowance of $1,330,828 paid to the previous chief executive officer. Normalizing for the retirement allowance, our R&D salaries and benefits increased in the fourth quarter of 2017 compared to 2016 primarily due to an increase in bonuses paid to officers and employees. Our Other R&D expenses in the fourth quarter of 2017 were consistent with 2016.

Share Based Payments

	2017 $	2016 $
Share based payments	47,281	43,507

During the fourth quarters of 2017 and 2016, we incurred share based payment expenses associated with the granting of options and restricted share units to employees associated with our research and development activities and the vesting of previously granted share awards.

Operating Expenses

	2017 $	2016 $
Public company related expenses	969,018	911,811
Office expenses	1,075,532	813,834
Amortization of property and equipment	20,453	27,602
Share based payments	93,378	62,936
Operating expenses	2,158,381	1,816,183

Our operating expenses in the fourth quarter of 2017 were $2,158,381 compared to $1,816,183 for the fourth quarter of 2016. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the fourth quarter of 2017, our public company related expenses were $969,018 compared to $911,811 for the fourth quarter of 2016. The increase was due to an increase in business development activities in the fourth quarter of 2017 partly offset by a decrease in IR activities as a result of our change in philosophy, where we eliminated certain IR services and brought elements in-house.

Office expenses include compensation costs (excluding share based payments), office rent and other office related costs. During the fourth quarter of 2017, our office expenses were $1,075,532 compared to $813,834 for the fourth quarter of 2016. The change was due to an increase in headcount and an increase in bonuses paid to officers and employees in 2017.

Our non-cash share based payment expenses in the fourth quarter of 2017 were $93,378 compared to $62,936 for the fourth quarter of 2016. We incurred share based payment expenses associated with the granting of options and restricted share units to officers, employees and independent board members along with the vesting of previously granted share awards.

Liquidity and Capital Resources

2017 Financing Activities

Canadian "At the Market" Equity Distribution Agreement
During 2017, we issued 3,301,500 common shares for net proceeds of $2,103,166.

Public offering
On June 1, 2017 we closed a public offering whereby we sold 16,445,000 units at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.95 expiring on June 1, 2022. The common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $2.50 for 15 consecutive trading dates. We incurred share issue costs of $1,145,402.

Options
During 2017, we received cash proceeds of $343,440 with respect to the exercise of 801,000 options by former employees.

2016 Financing Activities

Canadian "At the Market" Equity Distribution Agreement
During 2016, we issued 3,006,600 common shares for net proceeds of $956,133.

Liquidity

As at December 31, 2017 and 2016, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2017 $	2016 $
Cash and cash equivalents	11,836,119	12,034,282
Short-term investments	—	2,088,800
Working capital position	12,587,340	10,369,665

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $14.9 million along with the cash provided by our financing activities of $12.8 million for the year ending December 31, 2017.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. In February 2016, we were able to raise funds through our Canadian ATM (our "Financing Arrangement").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). We renewed our Base Shelf on February 16, 2016 which allows us to sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also allows us to sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on March 16, 2018.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. By utilizing our Base Shelf, we were able to enter into our Financing Arrangement.

Our Financing Arrangement provides us with access to, subject to the respective terms and conditions, $4.6 million of which we have raised gross proceeds of approximately $3.8 million at December 31, 2017. We expect to continue to access our Financing Arrangement to help support our current clinical trial, manufacturing, intellectual property and collaboration programs.

We anticipate that the expected cash usage from our operations in 2018 will be approximately $16 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangements to fund our presently planned operations into 2018. Factors that will affect our anticipated cash usage in 2018, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2017.

Contractual Obligations

We have the following contractual obligations as at December 31, 2017:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	More than 5 years $
Capital lease obligations	Nil	—	—	—	—
Operating lease (1)	740,850	285,987	411,733	43,130	—
Purchase obligations	5,980,454	5,980,454	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	6,721,304	6,266,441	411,733	43,130	—
Note:
1. Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Off-Balance Sheet Arrangements

As at December 31, 2017, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2017, with the signing of our Regional Licensing Agreement with upfront license fees (see Note 10 of our audited consolidated financial statements), we triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 12 of our audited consolidated financial statements). As at December 31, 2017, US$178,125 was included in accounts payable and accrued liabilities. US$35,625 was paid in January 2018 and the balance will be paid after receipt of the contract receivable from Adlai Nortye Biopharma Co., Ltd.

In 2017, 2016 and 2015, we did not enter into any other related party transactions other than compensation paid to Key Management Personnel disclosed in Note 20 of our audited consolidated financial statements.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, contract receivable, other receivables and accounts payable. As at December 31, 2017, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and contract receivable in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and contract receivable.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We mitigate our exposure to credit risk connected to our contract receivable by performing a review of our customer's credit risk and payment histories, including payments made subsequent to year-end.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2017 by approximately $5,056. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2017 by approximately $21,492. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2017 by approximately $11,736.
We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2017 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	1,948,573	21,755	19,372
Contract receivable	3,800,000	—	—
Accounts payable	(777,271)	(13,949)	(1,100)
	4,971,302	7,806	18,272

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN is in the research and development stage and will require further development and testing before it can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN will prove to be safe and effective in humans. REOLYSIN will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards are not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2017, we had an accumulated deficit of $294.4 million and we incurred net losses of $15.6 million, $15.1 million and $13.7 million, for the years ended December 31, 2017, 2016 and 2015, respectively. We anticipate that we will continue to incur significant losses during 2018 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the US equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the US dollar, the Pound Sterling and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 142,325,222 common shares outstanding at March 8, 2018. If all of our options, restricted share units and performance share units (8,857,734) and common share purchase warrants (16,445,000) were exercised or were to vest, we would have 167,627,956 common shares outstanding.

Our 2017 annual report on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2017, and has concluded that such internal control over financial reporting is effective as of December 31, 2017. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.